[Reference Translation]
March 15, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Effects of the Tohoku Earthquake in Japan

Toyota Motor Corporation (“Toyota”) would like to express its most sincere sympathy towards everyone affected by the Tohoku Earthquake.

Concerning the effects of the March 11th Tohoku Earthquake on Toyota and the company group, the following comprises the information available to us at this time.

On March 12, Toyota was able to confirm that the team members of Toyota and their family members were safe.

Regarding production at plants, Toyota has decided to suspend production at all Toyota Motor Corporation plants, as well as at all subsidiary vehicle-manufacturing plants on March 14th, March 15th, and March 16th.

It is because Toyota places the utmost priority on ensuring the safety of all team members at Toyota, at its subsidiary vehicle manufacturers and at its suppliers, as well as on confirming the safety of their family members.

We are now conducting a detailed survey of each plant to determine the extent of any damage. If there are any new developments concerning these matters, Toyota will display the new information on its homepage. In addition, in the event that any material impact to Toyota’s business performance is anticipated, Toyota will make additional disclosures.